EXHIBIT 1
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                  ECI TO SELL GVT NOTES FOR $96 MILLION IN CASH
                   SALE TO RESULT IN $11 MILLION CAPITAL GAIN

PETAH TIKVA, ISRAEL, MARCH 7, 2005 - ECI Telecom (NASDAQ:ECIL) announced today it has entered into a preliminary agreement to sell certain long term notes from Global Village Telecom Ltd of Brazil (GVT). ABN Amro Bank will pay ECI $96 million in cash, plus potentially a further amount of approximately $3.3 million based on certain contingencies. The sale is subject to certain conditions and corporate approvals, including that of ECI's shareholders, and is anticipated to close in April 2005. It is expected to result in a capital gain for ECI of approximately $11 million, excluding the contingent amount.

ECI first received notes from GVT in exchange for fixed wireless equipment sold to it through ECI's then subsidiary, InnoWave, between the years 2000-2002. During 2002, GVT defaulted on its payments. Under a debt rescheduling agreement signed between ECI and GVT in December 2004, the interest bearing notes are to be paid by GVT over a 10 year period ending 2013.
During 2003 ECI sold InnoWave as part of its strategic decision to focus on its Optical Networking and Broadband Access businesses, but the GVT receivable remained with ECI. The notes have a face value of $163 million. As a result of past write-downs, the debt is currently on ECI's balance sheet at $85 million.

"This sale further strengthens an already robust balance sheet", said Giora Bitan, Executive Vice President and Chief Financial Officer of ECI. "Following this transaction, our cash reserves exceed $280 million and we have no debt, while at the same time the risk in our asset base has been significantly reduced".

ABOUT ECI TELECOM

ECI provides advanced, telecommunications solutions to leading carriers and service providers, worldwide. By translating a deep understanding of its customers' needs into innovative, technologically excellent solutions, ECI enables its customers to increase the value of their networks and reduce

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operating  expenses.  ECI's platforms  enable carriers and service  providers to
easily  introduce  new  revenue-generating   services.  ECI  has  pioneered  key
technologies including voice compression, SDH, DSL, and has enabled the establishment of global networks. ECI specialises in metro optical networks, broadband access, bandwidth management and carrier-class VoIP solutions.

Certain statements contained in this release may contain forward-looking information with respect to plans, projections or future performance of the Company. By their nature, forward-looking statements involve certain risks and uncertainties including, but not limited to, product and market acceptance risks, the impact of competitive pricing, product development, commercialization and technological difficulties and other risks, including the failure of the transaction to close due to the conditions not being satisfied and the risks detailed in the Company's filings with the Securities and Exchange Commission.

Contact:
--------
Jay Kalish, VP IR, Phone: +972-3-926-6255, jay.kalish@ecitele.com